EXHIBIT 11.2

DUKE REALTY CORPORATION

EARNINGS TO DEBT SERVICE CALCULATIONS

(in thousands, except ratios)

December 31, 2005

Net income from continuing operations, less preferred dividends	$93,274
Minority interest in earnings of common unitholders	9,378
Interest expense (excludes amortization of deferred financing fees)	114,900
Earnings before debt service	$217,552

Interest expense (excludes amortization of deferred financing fees)	$114,900
Recurring principal amortization	7,289
Total debt service	$122,189

Ratio of earnings to debt service	1.78